Exhibit 99.1

Rogers Communications Inc. Announces Pricing of

Canadian Private Placement of $3 Billion of Senior Notes

TORONTO, September 7, 2023 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a Canadian private placement of four series of Canadian dollar denominated senior notes with an aggregate principal amount of $3 billion, consisting of $500 million of 5.65% senior notes due 2026, $1 billion of 5.7% senior notes due 2028, $500 million of 5.8% senior notes due 2030 and $1 billion of 5.9% senior notes due 2033 (collectively, the “Notes”). The net proceeds from the issuance of the Notes will be approximately $2.97 billion. RCI expects to use the net proceeds from this offering for general corporate purposes, which may include the repayment of short-term debt and other borrowings. The offering of the Notes is expected to close on September 21, 2023.

The Notes were offered, through a syndicate of agents on a private placement basis, exclusively to persons resident in a Canadian province. The Notes were not offered to investors outside of Canada. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Concerning Forward-Looking Statements

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). We caution that forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A comprehensive discussion of risks associated with forward-looking information can be found in Rogers’ public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our audited consolidated financial statements as at and for the year ended December 31, 2022, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2023, which are available under our profile at www.sedarplus.ca, and are also available at www.sec.gov.

For more information:

Rogers Communications media contact

Sarah Schmidt

647.643.6397

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com